[redacted]

14040162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CQ Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

49 Marble Avenue
(No. and Street)

Pleasantville (City) | New York (State) | 10570 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Pierre Wolf | 914-393-2270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

685 Third Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 04 2014
REGISTRATIONS BRANCH
14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pierre Wolf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CQ Solutions LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

VESHEL K GALLOWAY
Notary Public - State of New York
NO 01GA6295228
Qualified in Bronx County
My Commission Expires Dec 30, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 28, 2014

To Whom It May Concern,

The enclosed Report was accidentally omitted from the previously sent audit package.

I am sorry about the inconvenience.

Sincerely,

Evelyn Unger Tmimi
Administrative Manager
CQ Solutions LLC
845-489-0665

SEC Mail Processing Section
RECEIVED
MAR 04 2014
WASH, D.C.
189

CQ SOLUTIONS, LLC

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2013

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2013 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

CQ SOLUTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	248,648
Commission receivable		181,000
Receivable from broker		625,198
Software, furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $106,949		1,334
Exchange membership, at cost (fair value $84,500)		66,000
Other assets		9,986
	$	1,132,166

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	62,606
Member's Equity		1,069,560
	$	1,132,166

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Commission income	$	1,875,118
Net trading profits		7,976
Interest and dividend		25
Total Revenues		1,883,119
EXPENSES		
Employee compensation and benefits		755,430
Floor brokerage, exchange and clearance fees		420,852
Professional fees		59,126
Communication and data services		111,717
Occupancy		44,095
Other operating expenses		66,364
Total Expenses		1,457,584
NET INCOME	$	425,535

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

Member's Equity at December 31, 2012	$	1,031,749
Net income		425,535
Member's distributions		(387,724)
Member's Equity at December 31, 2013	$	1,069,560

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	425,535
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		1,333
Decrease (increase) in assets:		
Commission receivable		105,546
Receivable from broker		(152,033)
Other assets		(5,027)
Increase in accrued expenses		11,576
Net Cash Provided By Operating Activities		386,930
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distributions		(387,724)
Net Cash Used In Financing Activities		(387,724)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(794)
Cash and Cash Equivalents at December 31, 2012		249,442
Cash and Cash Equivalents at December 31, 2013	$	248,648
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Interest	$	-
Income taxes	$	-

See notes to financial statements.

CQ SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

CQ Solutions, LLC (the "Company"), (A Wholly-Owned Subsidiary of Corridor Quadrant, LLC) (the "Parent Company"), is a Delaware Limited Liability Company that was formed on February 20, 2009 and commenced operations in 2009.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulation Authority (FINRA), an associate member of the Chicago Board of Trade (CBOT) and registered as an introducing broker with the National Futures Association (NFA). The Company provides trade structuring and execution services to institutional customers in exchange-traded U.S. interest rate futures and options. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

On September 23, 2009, Corridor–Real LLC and CQ Real Solutions LLC (the "LLC's") were merged into the Company pursuant to an agreement of merger between the three entities. All of the assets of the LLC's were transferred to the Company and consisted of an investment in a limited liability company with a fair value of $120,000 and software with a cost of $100,000. The investment in a limited liability company was sold in January 2011 for total proceeds of $150,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash and Equivalents

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents to include money market mutual funds and highly liquid investments with original maturities of less than three months when acquired that are not held for sale in the ordinary course of business.

Exchange Membership

The Company's exchange associate membership, which represents ownership interest in the exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There was no exchange membership impairment in 2013. At December 31, 2013, the fair value of exchange membership was $84,500.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Net trading profits arising from securities transactions entered into for the account and risk of the company and related commission and expenses are recorded on a trade date basis. Commission income and related expenses on customers' securities transactions are recorded on a trade date basis. Advisory fee income is recognized when the services are rendered.

Depreciation and Amortization

Depreciation is provided on both the straight-line method and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvements or the remaining lease term.

Income Taxes

The Company is a disregarded entity for income tax purposes and is not subject to federal or state income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The member of the Company is no longer subject to tax examinations by the federal, state and local taxing authorities for years before 2010.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. Cash equivalents at December 31, 2013 includes approximately $235,000 invested in a money market mutual fund which is in turn invested in a diversified portfolio of short term maturities.

Subsequent Events

Management has evaluated, for potential financial statement recognition and disclosure, events subsequent to the date of the statement of financial condition through February 27, 2014, which is the date that the financial statements were available to be issued.

3. SOFTWARE, FURNITURE, EQUIPMENT AND COMPUTER

Software, furniture, equipment and leasehold improvements consists of the following at December 31, 2013:

Software	$	100,000
Furniture and equipment		5,283
Computer		3,000
		108,283
Less accumulated amortization		106,949
	$	1,334

4. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan whereby it contributes 3% of the employee's compensation. The plan covers all employees. For the year ended December 31, 2013, the Company made contributions of approximately $18,000.

5. COMMITMENTS AND CONTINGENCIES

The Company leases office space in Chicago, Illinois on a month to month basis. The Company also leases office space in New York, New York. The New York lease commenced on December 1, 2013 and expires May 31, 2014. Rent expense for the year ended December 31, 2013 was $22,381.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17) and requirements of the National Futures Association, which require that the Company maintain adjusted net capital, as defined, equal to or in excess of $100,000.

At December 31, 2013, the Company's net capital of $987,533 exceeded required net capital of $100,000 by $887,533 and the ratio of aggregate indebtedness to net capital was .06 to 1.

Under the exemptive provisions of Section (k)(2)(ii) of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

CQ SOLUTIONS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

NET CAPITAL		
Total member's equity qualified for net capital	$	1,069,560
Deductions and/or credits		
Nonallowable assets:		
Software and equipment (net of accumulated amortization)		1,334
Exchange membership, at cost		66,000
Other assets		9,986
		77,320
NET CAPITAL BEFORE HAIRCUTS ON CASH EQUIVALENTS	$	992,240
HAIRCUTS ON CASH EQUIVALENTS		(4,707)
NET CAPITAL	$	987,533
AGGREGATE INDEBTEDNESS		
Accrued expenses	$	62,606
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required ($100,000 or 6-2/3% of aggregate indebtedness)	$	100,000
Excess net capital	$	887,533
Ratio of aggregate indebtedness to net capital		.06:1

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's December 31, 2013 FOCUS Report.

CQ SOLUTIONS, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.